UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Laureate Education, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

518613203

(CUSIP Number)

Michelle S. Riley

Bregal Investments, Inc.

277 Park Avenue

29th Floor, Suite B

New York, NY  10172

(212) 704-3000

Copy to:

Mark E. Thierfelder

Dechert LLP

1095 Avenue of the Americas

New York, NY  10036

(212) 698-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203

1.	Names of Reporting Persons Bregal Europe Co-Investment Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 126,189,616 shares of Class A common stock issuable upon conversion of 126,189,616 shares of Class B common stock(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 126,189,616 shares of Class A common stock issuable upon conversion of 126,189,616 shares of Class B common stock(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616 shares of Class A common stock issuable upon conversion of 126,189,616 shares of Class B common stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.3%(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  Each share of Class B common stock of Laureate Education, Inc. (the “Issuer”) is convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the option of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

(2)  The calculation of the foregoing percentage is based on 161,189,616 shares of the Issuer’s Class A common stock outstanding as of February 6, 2017, consisting of 35,000,000 shares of the Issuer’s Class A common stock outstanding as of that date plus an additional 126,189,616 shares of the Issuer’s Class A common stock issuable upon conversion of the 126,189,616 shares of the Issuer’s Class B common stock that the Reporting Person may be deemed to beneficially own. See Item 5 hereof.

CUSIP No. 518613203

1.	Names of Reporting Persons Bregal General Partner Jersey Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 126,189,616 shares of Class A common stock issuable upon conversion of 126,189,616 shares of Class B common stock(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 126,189,616 shares of Class A common stock issuable upon conversion of 126,189,616 shares of Class B common stock(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,189,616 shares of Class A common stock issuable upon conversion of 126,189,616 shares of Class B common stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.3%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)  Each share of Class B common stock of Laureate Education, Inc. (the “Issuer”) is convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the option of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

(2)  The calculation of the foregoing percentage is based on 161,189,616 shares of the Issuer’s Class A common stock outstanding as of February 6, 2017, consisting of 35,000,000 shares of the Issuer’s Class A common stock outstanding as of that date plus an additional 126,189,616 shares of the Issuer’s Class A common stock issuable upon conversion of the 126,189,616 shares of the Issuer’s Class B common stock that the Reporting Person may be deemed to beneficially own. See Item 5 hereof.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Class A common stock, $0.004 par value per share (“Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”). The address of the principal executive office of the Issuer is 650 S. Exeter Street, Baltimore, Maryland  21202.

Item 2.	Identity and Background

The information set forth or incorporated in Item 5 hereof is incorporated herein by reference.

This Schedule 13D is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Bregal Europe Co-Investment Limited Partnership, a limited partnership organized in Scotland (“Bregal LP”) and Bregal General Partner Jersey Limited, a corporation organized in Jersey (“Bregal GP” and each of Bregal LP and Bregal GP, a “Reporting Person”).

The principal business address of Bregal LP is located at Quartermile One, 15 Lauriston Place, Edinburgh, United Kingdom, EH3 9EP.  Bregal LP is a limited partnership formed for the purpose of making equity investments in the securities of public and private companies.

The principal business address of Bregal GP is located at 2nd Floor, Windward House, La Route de la Liberation, St. Helier, Jersey, Channel Islands, JE2 3BQ.  Bregal GP is a corporation formed for the purpose of serving as the general partner of Bregal LP and other affiliated entities.

Bregal LP may be deemed to beneficially own 126,189,616 shares of the Issuer’s Class B common stock (the “Reported Shares”), which are convertible into an equal number of shares of Class A Common Stock and are held directly by Wengen Alberta, Limited Partnership (“Wengen”), by virtue of the limited partnership interests it holds in Wengen. The general partner of Bregal LP is Bregal GP.  Due to its relationship to Bregal LP, Bregal GP may be deemed to have shared voting and investment power with respect to the Reported Shares.  As such, Bregal GP may be deemed to have shared beneficial ownership over the Reported Shares.  There are no executive officers or directors of Bregal LP.  The name, principal occupation, business address, and citizenship of each director of Bregal GP is set forth below (collectively, the “GP Directors”):

	Name	Principal Occupation	Business Address	Citizenship
	Paul Andrew Bradshaw	Director, COFRA Jersey Limited	2nd Floor, Windward House, La Route de la Liberation, St. Helier, Jersey, Channel Islands, JE2 3BQ	United Kingdom
	John Hammill	Director, COFRA Jersey Limited	2nd Floor, Windward House, La Route de la Liberation, St. Helier, Jersey, Channel Islands, JE2 3BQ	United Kingdom
	John David Drury	Legal Counsel, Bregal Investments LLP	81 Fulham Road, 3rd Floor, London, United Kingdom, SW3 6RD	United Kingdom
	Andrew Crawford	Director, COFRA Jersey Limited	2nd Floor, Windward House, La Route de la Liberation, St. Helier, Jersey, Channel Islands, JE2 3BQ	United Kingdom
	Wolter Rudolf Brenninkmeijer	Non-Executive Chairman, Bregal Investments LLP	81 Fulham Road, 3rd Floor, London, United Kingdom, SW3 6RD	The Netherlands
	Edwin Theo Niers	Finance Director-Investments Businesses, COFRA Holding AG	Grafenauweg 10, CH-6300, Zug, Switzerland	Belgium

During the last five years, neither Reporting Person (nor to the knowledge of the Reporting Persons, any of the GP Directors): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Items 5 and 6 hereof is incorporated herein by reference.

Certain investors, including certain investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), Point 72 Asset Management, L.P. (together with its affiliates, including Cohen Private Ventures, LLC, “CPV”), Bregal Investments, Inc. (together with its affiliates, “Bregal”), StepStone Group LP (together with its affiliates, “StepStone”), Sterling Fund Management, LLC (together with its affiliates and investment funds managed by it, “Sterling”) and Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps” and, collectively with KKR, CPV, Bregal, StepStone and Sterling, the “Wengen Investors”) hold interests in the Issuer through Wengen.  Wengen acquired its interests in the Issuer in August 2007 in a leveraged buyout for an aggregate total purchase price of $3.8 billion, including $1.7 billion of debt, all of which has been refinanced or replaced.  Bregal LP holds limited partnership interests in Wengen, which had an aggregate purchase price of $253.7 million.  The purchase price for Bregal LP’s limited partnership interests in Wengen was funded through capital contributions to Bregal LP by its limited partners.

On February 6, 2017, the Issuer completed an initial public offering (the “IPO”) of Class A Common Stock, the proceeds of which are primarily intended to be used to repay certain indebtedness of the Issuer.  In connection with the IPO, the Issuer effected a recapitalization of its common stock into two classes of common stock, Class A Common Stock and Class B common stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which Class B Common Stock is convertible on a one-for-one basis into shares of Class A Common Stock at the option of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Item 4.	Purpose of Transaction

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Wengen Securityholders Agreement (defined below), the Preferred Stockholders Agreement (defined below), the other documents described herein, and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed herein.  Without limiting the foregoing and subject to the terms of the documents described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Quentin Van Doosselaere, an executive of Bregal Investments, Inc., is currently a member of the board of directors of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the knowledge of the Reporting Persons, each of the GP Directors, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and each of the GP Directors with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 hereof are incorporated herein by reference.

(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 126,189,616 shares of Class A Common Stock, which represents, in the aggregate, approximately 78.3% of the outstanding shares of the Class A Common Stock.  The percentage of the Class A Common Stock reported beneficially owned by each Reporting Person herein is based upon 161,189,616 shares of Class A Common Stock, which reflects the 35,000,000 shares of Class A Common Stock issued and outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), on February 2, 2017, relating to the Issuer’s registration statement on Form S-1, as amended (Registration No. 333-207243), plus an additional 126,189,616 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen.

Wengen beneficially owns an aggregate of 126,189,616 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (the “Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement, Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including the Reporting Persons, and certain of their affiliates may be deemed to have shared voting power over the 126,189,616 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations.  As a result of such provisions, of the 126,189,616 shares of Class B Common Stock held by Wengen, the Reporting Persons may be deemed to have voting and investment power over 11,915,410 shares of Class B Common Stock owned directly by Wengen, equal to approximately 7.1% of the total shares of Common Stock.  The general partner of Bregal LP is Bregal GP, which does not directly own any of the Reported Shares or any of the limited partnership interests in Wengen.  Due to its relationship to Bregal LP, Bregal GP may be deemed to have shared voting and investment power with respect to the Reported Shares. As such, Bregal GP may be deemed to have shared beneficial ownership over the Reported Shares as more fully described in this Schedule 13D.  The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below. Based on information provided by the Issuer, an aggregate of 1,328,366 shares of Class B Common Stock was subject to such voting proxy as of January 31, 2017.

The filing of this Schedule 13D shall not be deemed to constitute an admission that any Reporting Person is the beneficial owner of any securities covered by this Schedule 13D for purposes of Section 13(d) of the Exchange Act.

Wengen, the other Wengen Investors and certain of their affiliates will separately make Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

None of the GP Directors beneficially owns any shares of Class A Common Stock.

(c) Except as set forth herein, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, without independent verification, any of the GP Directors, has engaged in any transaction during the past 60 days involving any shares of Class A Common Stock.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein other than, with respect to the securities held directly by Wengen, the Wengen Investors and the other investors in Wengen and their respective affiliates.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 hereof is incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit A hereto, as required by Rule 13d-1(k) promulgated under the Exchange Act.

Lock Up Agreement

In connection with the IPO, Wengen and certain officers and directors of the Issuer entered into a lock-up agreement and agreed with the underwriters, subject to certain exceptions, not to (i) offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (ii) make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock (other than a demand under any registration rights agreement with the Issuer in effect on the date of lock-up, for registration of securities after the expiration of the lock-up), in each case, during the period from the date of the lock-up agreement continuing through the date 180 days after January 31, 2017 (the “Lock-Up Period”), except with the prior written consent of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc.

The foregoing description of the lock-up agreement is qualified in its entirety by reference to the form of the lock-up agreement, which is filed as Exhibit B to this Schedule 13D and incorporated by reference herein.

Wengen Securityholders’ Agreement

In connection with the consummation of the IPO, the Issuer entered into the Amended and Restated Securityholders Agreement, dated as of February 6, 2017 (the “Wengen Securityholders Agreement”), with Wengen, Wengen GP and the investors in Wengen, including the Wengen Investors.  Such agreement will terminate with respect to any investor in Wengen at such time as such investor no longer owns any Common Stock either indirectly through Wengen or directly as a result of a distribution of shares of Common Stock from Wengen, or, following the second anniversary of the IPO, upon notice to Wengen if such investor ceases to beneficially own at least one percent of the outstanding Common Stock.

Board Designation Rights

In general, the Wengen Securityholders Agreement provides, among other things, that until such time as Wengen or its investors cease to own 40% of the Issuer’s Common Stock, Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate a number of directors to the Issuer’s board of directors equal to Wengen’s and its investors’ proportionate share of the economic ownership of the Common Stock (the “Wengen Directors”), and the size of the board of directors of the Issuer may not be increased or decreased without the approval of the majority in interest of the investors in Wengen.  The agreement further provides that KKR, Sterling, Bregal and CPV will each have the right to designate one such Wengen Director to the Issuer’s board of directors, in each case, until such time as such investor ceases to beneficially own a minimum of 5,357,143 shares of Common Stock.  The remaining Wengen Directors will be designated by Wengen GP, as chosen by a vote of the majority in interest of the investors in Wengen.  Initially, the Wengen Directors consist of Steven Taslitz (as the designee of Sterling), William Cornog (as the designee of KKR), Andrew Cohen (as the designee of CPV) and Quentin Van Doosselaere (as the designee of Bregal), as well as Brian Carroll, Pedro del Corro and Ian Snow, as the remaining designees.  Wengen GP has further agreed to cause all shares of Wengen to be voted in favor of the Wengen Directors identified by each of KKR, Sterling, Bregal and CPV and also to vote all shares of Common Stock owned by Wengen to elect Mr. Douglas Becker as a director of the Issuer, so long as he remains the Chief Executive Officer of the Issuer.

Restrictions on Transfer

Following the conclusion of the Lockup Period described above and provided the Preferred Priority Date (defined below) has occurred, the Wengen Securityholders’ Agreement generally provides that (i) in connection with any sale pursuant to the Laureate Registration Rights Agreement (defined below), unless notified by any investor in Wengen that such investor does not desire for Wengen to sell the shares of Common Stock held by Wengen attributable to such investor, Wengen GP shall cause to be registered and sold up to a number of shares of Common Stock on behalf of each investor allocable to such investor’s underlying interest in Wengen, subject to pro rata cutbacks and (ii) the investors in Wengen can, with respect to their underlying ownership of Common Stock through Wengen, (a) prior to dissolution of Wengen and assuming Wengen has obtained any approvals required by law to enable Wengen to own less than 75% of the Common Stock, cause Wengen to transfer or sell such shares of Common Stock or transfer to such investor Common Stock for purposes of a transfer or sale by such investor, subject to limitations, or, (b) in the event Wengen has been dissolved, transfer or sell the shares of Common Stock received by such investors upon such dissolution, in each case, pursuant to Rule 144 of the Securities Act, or pursuant to a block trade or underwritten offering pursuant to the Laureate Registration Rights Agreement; provided that, in the case of certain investors in Wengen other than the Wengen Investors, any transfers not pursuant to a registration statement are subject to a maximum aggregate sales amount not to exceed one percent of the outstanding Class A Common Stock during any three month period.  The Issuer has agreed to apply for and use best efforts to obtain regulatory approvals, if applicable, to enable Wengen to be dissolved.  For a period through the third anniversary of the IPO (subject to extension for an additional one-year period), all sales by Wengen at the direction of investors in Wengen (or by investors in Wengen of shares received from Wengen), and with respect to Mr. Becker, all sales of Common Stock, will be subject to the oversight (or, in the case of Mr. Becker, approval) of a coordination committee of the board of directors of the Issuer, initially composed of the Wengen Directors.

Conversion of Class B Shares

Shares of Class B Common Stock held by Wengen are convertible on a one-for-one basis into shares of Class A Common Stock (i) as determined by Wengen GP, (ii) upon transfers (other than certain transfers related to inheritance and estate planning) or (iii) in the event Wengen owns less than 15% of the Common Stock, in each case, in accordance with the Issuer’s Amended and Restated Certificate of Incorporation.  As set forth in the Issuer’s Amended and Restated Certificate of Incorporation, Class A Common Stock and Class B Common Stock will each convert automatically into a single class of common stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 15% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.  The Issuer has agreed not to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation described in this paragraph without the approval of 75% in interest of the investors in Wengen.

Pass-Along Voting and Disposition Rights

The Wengen Securityholders Agreement provides that if Wengen is requested or required to vote in its capacity as a shareholder of the Issuer on any acquisition, merger or a sale of all or substantially all of the assets of the Issuer, Wengen GP will cause Wengen to vote all of the shares of Common Stock held by it in accordance with the instructions of each Wengen Investor, as if such investor held such shares of Common Stock directly.  In addition, the agreement provides that if Wengen is asked by the Issuer or any other person to tender or sell shares of Common Stock, Wengen must act in accordance with the instructions of each Wengen Investor as if such investor held such shares of Common Stock directly.  Further, Wengen GP shall designate the Wengen Directors (other than those designated individually by any of KKR, Sterling, Bregal or CPV), at the direction of the majority in interest of the investors in Wengen.

The foregoing description of the Wengen Securityholders Agreement is qualified in its entirety by reference to the Wengen Securityholders Agreement, which is filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Registration Rights Agreement

In connection with the IPO, the Issuer, Wengen, Wengen GP and the other parties thereto entered into the Amended and Restated Registration Rights Agreement, dated as of February 6, 2017 (the “Laureate Registration Rights Agreement”), pursuant to which Wengen and the investors in Wengen have been granted certain registration rights with respect to their shares of Common Stock.  The Laureate Registration Rights Agreement grants Wengen, and any investors in Wengen, acting together to demand, up to a total of ten requests in the aggregate, registration of Common Stock, so long as such investors own 10% or more of the Common Stock held by Wengen and any investors in Wengen (including following the dissolution of Wengen), in the aggregate, or expect to receive proceeds in excess of $100 million, in the aggregate (or $50 million, in the aggregate, in the case of a shelf take-down), beginning 180 days following the completion of the IPO.  In the event that the Issuer registers any of its Common Stock pursuant to the Laureate Registration Rights Agreement, Wengen, the investors in Wengen and management (pursuant to a provision in the Management Stockholder’s Agreements (defined below)) have a “piggyback right” which allows them to require the Issuer to use its reasonable best efforts to include shares of Common Stock held by them in such registration, subject to certain limitations.  If requested by the managing underwriter in connection with any underwritten offering made pursuant to a registration statement filed pursuant to the Laureate Registration Rights Agreement, each party will agree not to effect any sales of securities of the Issuer or to give a demand notice, in each case, during the period commencing on the date of the request and continuing for not more than 90 days after the date of such offering, subject to an extension period, if applicable. The Laureate Registration Rights Agreement also provides for the Issuer’s payment of certain expenses in connection with the filing of any such registration statements and the indemnification of Wengen, the investors in Wengen and management in connection with the registration of their securities.

The foregoing description of the Laureate Registration Rights Agreement is qualified in its entirety by reference to the Laureate Registration Rights Agreement, which is filed as Exhibit D to this Schedule 13D and incorporated by reference herein.

Preferred Stockholders Agreement

In connection with the issuance to certain investors of a new series of its Convertible Redeemable Preferred Stock, Series A (the “Series A Preferred Stock”), the Issuer entered into a Stockholders Agreement, dated as of December 20, 2016 (the “Preferred Stockholders Agreement”), with Wengen, KKR, Snow Phipps and the other investors party thereto.  The Preferred Stockholders Agreement provides, among other things, that the shares of Series A Preferred Stock have tag along rights with respect to any proposed transfer of shares of Common Stock by Wengen.  The tag along rights terminate upon the earlier to occur of (x) the redemption of all of the shares of Series A Preferred Stock in accordance with the terms of the Certificate of Designations governing the Series A Preferred Stock (the “Certificate of Designations”) and (y) the earlier of (A) the date on which the closing of the Issuer’s first follow-on public offering following the IPO in which the holders of the Series A Preferred Stock receive net proceeds not less than the Priority Amount (defined in the Certificate of Designations) is consummated and (B) if then converted, the date which is 120 days (or if a registration is suspended, postponed or otherwise not available pursuant to the terms of the Series A Registration Rights Agreement (defined below), then an additional number of days equal to the length of such suspension, postponement or lack of availability) after the date on which an amount of Class A Common Stock issued upon conversion of the Series A Preferred Stock equal to or more than the Priority Amount has been registered pursuant to an effective registration statement in accordance with the terms of the Series A Registration Rights Agreement, or if earlier, the date on which at least the Priority Amount under such registration statement has been sold (the “Preferred Priority Date”).  Until the Preferred Priority Date, Wengen and, with certain exceptions, Douglas L. Becker, may not offer, sell or otherwise transfer any equity securities of the Issuer.

The foregoing description of the Preferred Stockholders Agreement is qualified in its entirety by reference to the Preferred Stockholders Agreement and the Certificate of Designations, which are filed as Exhibits E and I to this Schedule 13D, respectively, and incorporated by reference herein.

Series A Registration Rights Agreement

In connection with the issuance to certain investors of the Series A Preferred Stock, the Issuer entered into a Registration Rights Agreement, dated as of December 20, 2016 (the “Series A Registration Rights Agreement”), with Wengen, Douglas L. Becker, KKR, Snow Phipps and the other investors party thereto.  Pursuant to the Series A Registration Rights Agreement, the holders of the shares of Series A Preferred Stock are entitled to certain demand registration rights following conversion of the shares or within 45 days of the shares becoming required or entitled to be converted.  The holders of Series A Preferred Stock also have certain piggyback registration rights with respect to registration statements and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

For underwritten offerings, the holders of the Series A Preferred Stock have priority to participate in any demand or piggyback registration up to the Priority Amount or until the Priority Amount is satisfied. Once the Priority Amount is registered or satisfied, the shares of the holders of the Series A Preferred Stock, Wengen and certain other stockholders with registration rights will then be included in the registration on a pro rata basis based upon the number of shares requested to be included in the offering, followed by the shares of the Issuer requested to be included in the offering; provided, however, that the shares of the Issuer will have priority over the shares of the holders of the Series A Preferred Stock, Wengen and certain other stockholders with registration rights for underwritten piggyback registrations initiated by the Issuer.

The Issuer will bear the expenses incurred in connection with the filing of any such registration statements in connection with the exercise of demand and piggyback registration rights by the holders of the Series A Preferred Stock.

The foregoing description of the Series A Registration Rights Agreement is qualified in its entirety by reference to the Series A Registration Rights Agreement, which is filed as Exhibit F to this Schedule 13D and incorporated by reference herein.

Management Stockholder’s Agreements

Each of the stockholders of the Issuer who are employees or directors or former employees or directors of the Issuer has entered into a stockholder’s agreement (the “Management Stockholder’s Agreements”) with the Issuer and Wengen that gives Wengen a proxy to vote such holder’s shares of Class B Common Stock.

Subsequent to the IPO, the Management Stockholder’s Agreements permit each of the stockholders of the Issuer who are employees or directors or former employees or directors of the Issuer to participate in any sale of the Common Stock by Wengen or any of the investors in Wengen that is registered under the Securities Act, subject to customary underwriters’ restrictions including pro rata reduction and execution of customary custody and lockup agreements. The piggyback registration rights provided in the Management Stockholder’s Agreements expire upon a change in control of the Issuer. The registration rights also provide for the Issuer’s indemnification of the stockholders and their affiliates in connection with the “piggyback” registration of their securities.

The foregoing description of the Management Stockholder’s Agreements is qualified in its entirety by reference to the Form of Management Stockholder’s Agreement, which is filed as Exhibit G to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits
	Exhibit Number	Description of Exhibit
	A	Joint Filing Agreement, dated as of February 16, 2017, by and between Bregal Europe Co-Investment Limited Partnership and Bregal General Partner Jersey Limited.
	B	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Form S-1/A filed on January 18, 2017).
C

Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among Laureate Education, Inc., Wengen Alberta, Limited Partnership, Wengen Investments Limited and its investors party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

D

Amended and Restated Registration Rights Agreement, dated as of February 6, 2017, among Laureate Education, Inc., Wengen Alberta, Limited Partnership, Wengen Investments Limited, and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 6, 2017).

E

Form of Stockholders Agreement by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership, and the investors party thereto (incorporated herein by reference to Exhibit 10.65 to the Issuer’s Form S-1/A filed on December 15, 2016).

F

Form of Registration Rights Agreement by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership, Douglas L. Becker and the investors party thereto (incorporated herein by reference to Exhibit 10.64 to the Issuer’s Form S-1/A filed on December 15, 2016).

	G	Form of Management Stockholder’s Agreement for equityholders (incorporated herein by reference to Exhibit 10.36 to the Issuer’s Form S-1/A filed on November 20, 2015).
	H	Amended and Restated Certificate of Incorporation of Laureate Education, Inc. (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form S-1/A filed on January 31, 2017).
I

Certificate of Designations of Convertible Redeemable Preferred Stock, Series A of Laureate Education, Inc. (incorporated herein by reference to Exhibit 3.3 to the Issuer’s Form S-1/A filed on January 10, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BREGAL EUROPE CO-INVESTMENT LIMITED PARTNERSHIP

By: BREGAL GENERAL PARTNER JERSEY LIMITED, its General Partner

By:	/s/ Paul Bradshaw
	Name:	Paul Bradshaw
	Title:	Director

BREGAL GENERAL PARTNER JERSEY LIMITED

By:	/s/ Paul Bradshaw
	Name:	Paul Bradshaw
	Title:	Director

Dated:  February 16, 2017

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

Dated as of February 16, 2017

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the Class A common stock, par value $0.004 per share, of Laureate Education, Inc., a Delaware public benefit corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

[Rest of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

BREGAL EUROPE CO-INVESTMENT LIMITED PARTNERSHIP

By: BREGAL GENERAL PARTNER JERSEY LIMITED, its General Partner

By:	/s/ Paul Bradshaw
	Name:	Paul Bradshaw
	Title:	Director

BREGAL GENERAL PARTNER JERSEY LIMITED

By:	/s/ Paul Bradshaw
	Name:	Paul Bradshaw
	Title:	Director